UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-36671

ATENTO S.A.
(Translation of Registrant’s name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]  No [ X ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Issuance of $500 Million Aggregate Principal Amount of Senior Secured Notes.

Overview

On February 10, 2021 (the “Issue Date”), Atento Luxco 1 (“Atento Luxco 1” or the “Issuer”), a wholly-owned subsidiary of Atento S.A. (the “Registrant” or “Atento”), closed its previously announced private offering of $500 million in aggregate principal amount of 8.000% Senior Secured Notes due 2026 (the “Notes”).

The Notes and related guarantees are being offered only to “qualified institutional buyers” in reliance of Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or outside of the United States, to persons other than “U.S. persons” in compliance with Regulation S under the Securities Act. The Notes and the related guarantees have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The Notes were issued under an Indenture (the “Indenture”) among Atento Luxco 1, the guarantors from time to time party thereto (the “Guarantors”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Wilmington Trust (London) Limited, in its capacity as security agent under an intercreditor agreement, as security agent (the “Security Agent”).

The Issuer intends to use the net proceeds from the offering of the Notes, together with cash on hand, to refinance the Issuer’s outstanding 6.125% Senior Secured Notes due 2022.

The following is a brief description of the terms of the Notes and the Indenture.

Maturity and Interest Payment Dates

Interest is payable on the Notes on February 10 and August 10 of each year, beginning on August 10, 2021, until their maturity date of February 10, 2026.

Ranking

The Notes are senior secured obligations of the Issuer and the Guarantors that: (i) rank equally in right of payment to any of the Issuer’s and the Guarantors’ existing and future senior indebtedness; (ii) rank senior in right of payment to all of the Issuer’s and the Guarantors’ future senior subordinated indebtedness; (iii) are effectively junior in right of payment to all of the Issuer’s and the Guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and (iv) are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of the Issuer’s non-guarantor subsidiaries.

Guarantees

The Notes will be guaranteed on a senior secured basis by certain of Atento’s wholly-owned subsidiaries within 45 business days following the issue date of the Notes subject to an extension for delays caused by governmental restrictions imposed as a consequence of the COVID-19 pandemic.

Security

The Notes and the guarantees will be secured, subject to permitted liens and other limitations, by a first-priority lien on the capital stock of the Issuer, each of the Guarantors and Atento Argentina S.A. and by a first-priority lien on certain bank accounts within 120 days following the issue date of the Notes subject to an extension for delays caused by governmental restrictions imposed as a consequence of the COVID-19 pandemic.

Covenants

The terms of the Indenture, among other things, limit the ability of the Issuer and its restricted subsidiaries to: (i) incur certain additional indebtedness; (ii) make certain dividends, distributions, investments and other restricted payments; (iii) sell the property or assets of the Issuer or any of its restricted subsidiaries to another person; (iv) incur additional liens; (v) guarantee additional debt; and (vi) enter into transactions with affiliates.

Optional Redemption

At any time prior to February 10, 2024, the Issuer may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus a make-whole premium and accrued and unpaid interest, if any, up to, but excluding, the redemption date. The Issuer may redeem some or all of the Notes on or after February 10, 2024, at a redemption price equal to: (i) 104.000% of the principal amount thereof, if redeemed during the twelve-month period beginning on February 10, 2024; and (ii) 102.000% of the principal amount thereof, if redeemed on or after February 10, 2025, in each case plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, prior to February 10, 2024, the Issuer may redeem up to 40% of the Notes from the net cash proceeds of certain equity offerings at a redemption price equal to 108.000% of the principal amount of such Notes redeemed plus accrued and unpaid interest, if any, up to, but excluding, the redemption date, subject to certain conditions. If the Issuer experiences certain change of control events specified in the Indenture, it must offer to purchase the Notes, in cash, at a redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the redemption date. In addition, the Indenture may require the Issuer to use excess proceeds from certain asset dispositions for an offer to purchase the Notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any, up to, but excluding, the redemption date.

Events of Default

The Indenture also provides for customary events of default. Generally, if any event of default occurs and is not cured within the time periods specified therein, the Trustee or the holders of at least 30% of the principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.

The description of the Indenture is qualified in its entirety by the terms of such agreement, which is incorporated herein by reference and attached to this report as Exhibit 4.1.

Press Release

On February 10, 2021, Atento issued a press release announcing the closing of the Offering, the text of which is set forth as Exhibit 99.1.

Exhibits.

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: February 10, 2021

By: /s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

Exhibit 4.1	Indenture, dated as of February 10, 2021, among Atento Luxco 1, as issuer, the guarantors party thereto, Wilmington Trust, National Association, as trustee and Wilmington Trust (London) Limited, in its capacity as security agent under an intercreditor agreement, as security agent.
Exhibit 99.1	Press Release – “Atento Announces Closing of Senior Secured Notes”